Raising from Our Community to Continue Redefining Restaurant Reservations

Platinum Card Dining, *Without* The Card


LIVE NOW

At this time, this is simply to gauge investment interest in TableOne. You will have a chance to confirm funds and final amounts in a few weeks.

I'm Interested | See Our Metrics

Our Story in 2 min

Featured as one of Rho's favorite startups, here's a quick video of our journey so far.


Rho
The more people we actually got to a table, the better the app did organically

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Featured In

Gothamist Forbes The New Yorker

We've Exceeded Expectations...Even Our Own

TableOne is not a traditional restaurant tech startup, boasting high margins, organic growth, and paid user adoption.

ANNUAL RECURRING REVENUE	OPERATING EXPENSES	APP DOWNLOADS	PAID MEMBERS
$17,095.42	$58/mo	3,955+	226+
Growing steadily month over month	Lean operations with high margin	In just 18 months	Active paying subscribers

Defying Industry Benchmarks

TableOne dramatically outperforms metrics for exceptional paid consumer apps.

Paid User Retention
- TableOne: 10%
- Industry Benchmark: 5%

Our subscribers stay loyal far beyond industry standards.

Conversion Rate
- TableOne: 4%
- Industry Benchmark: 1%

Users see our value and are eager to subscribe.

Organic Acquisition
- TableOne: 11%
- Industry Benchmark: 8%

Near zero customer acquisition cost with high word of mouth.

Our Path to $1M in Revenue

A clear roadmap with strategic initiatives to scale our proven model.

Q1 2025 — HYPERCARD

Strategic partnership with Hypercard to offer premium dining experiences for cardholders.

Q2 2025 — supergood by TABLEONE

Launch aggregated feed for restaurant reviews to boost user engagement and retention.

Q3 2025 — TableOne Plus One Events

Exclusive dining events to build community and create additional revenue streams.

Q4 2025 — Multi-City Expansion

Launch in Chicago, Boston, and Washington DC to expand our geographic footprint.

$1,000,000
Annual Recurring Revenue Target

Our Revenue Growth Journey

Consistent month-over-month growth as we expand our subscriber base.

Current Annual Recurring Revenue
$152,000

+7.04% from previous month

ARR vs. Forecast | Subscriber Growth | Lifetime Value | Churn Rate


$320k
$240k
$160k
$80k
$0k
Oct '24
Nov '24
Dec '24
Jan '25
Feb '25
Mar '25
Apr '25
May '25
Jun '25
Jul '25
Aug '25
Sep '25
Oct '25
Nov '25
Dec '25
Actual Revenue
Forecasted Revenue

Where to Next?

Our expansion strategy targets high-density urban areas with established dining scenes and affluent customer bases who value premium dining experiences.

New York — Active	Chicago — Coming Soon	Boston — Coming Soon
Washington DC — Coming Soon	Dallas — Planned	Los Angeles — Planned
San Francisco — Planned	Philadelphia — Planned	London — Planned

+10 more

Invest in our Journey

We are raising this round as a SAFE with a $4,000,000 post-money valuation.

FUNDING PROGRESS

$4,468 — $32,200

Committed — Interested

How We'll Use The Funds

Team Expansion
Hire one Engineer and one Brand Lead to accelerate growth and product development.

Strategic Initiatives
Invest in TableOne Plus One, Supergood, and Paid Ad Strategy to drive growth.

Infrastructure
Upgrade current infrastructure to enable eventual multi-city expansion.

I'm Interested

Minimum investment: $1,000